

December 9, 2014

Via E-mail
James M. Cracchiolo
Chairman and Chief Executive Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

> **Re: Ameriprise Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-32525**

Dear Mr. Cracchiolo:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Date, page 102

Note 2. Summary of Significant Accounting Policies, page 111

Principles of Consolidation, page 111

1. We note your consolidation policy related to variable interest entities ("VIEs"). Please revise your future filings to address the following:

- Expand your disclosure to discuss how you assess your rights in determining if you have the power to direct the activities of the VIE that most significantly impact the VIEs economic performance.

- In your discussion of VIEs evaluated for consolidation that are not money market funds or investment companies you state that "when determining whether the Company stands to absorb the majority of a VIE's expected losses or receive a majority of VIE's expected returns, if the Company determines it has control over the activities that most significantly impact the economic performance of the VIE and it will absorb a majority of the VIE's expected variability, you will consolidate the VIE". Explain how your disclosure here is consistent with the guidance in ASC 810-10-25-38.
- In your discussion of VIE's that will be consolidated when you have both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE, clarify how the calculation of variability, based on an analysis of projected probability-weighted cash flows based on the design of a particular VIE, complies with the guidance in ASC 810-10-25-38A(b) in determining whether losses and benefits could potentially be significant to the VIE.
- Expand the examples of entities assessed for consolidation under the different frameworks described in your policy discussion to include the entities described on page 122 (Note 4 - Consolidated Investment Entities), to increase transparency as to the basis for entities consolidated (e.g. CDO's, pooled investment vehicles, etc.).
- Please provide us with a draft of your revised disclosure.

Note 4. Consolidated Investment Entities, page 122

2. We note your disclosure on page 11 that you managed $5.5 billion of assets and provide collateral management services related to CLOs at December 31, 2013. Please address the following:

- Tell us if your consolidated investment entities include CLOs and revise your disclosure to clarify. In your response, tell us if you have any unconsolidated CLOs and provide us with your consolidation analysis.
- Clarify within your consolidation policy (on page 111) your accounting treatment for CLOs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief